RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31,	Dec. 31,
($000)	2003	2002

ASSETS
Current
Cash	$ 10,605	$ 25,068
Accounts receivable	223,821	201,675
Inventories	282,357	329,415
Prepaid expenses and other assets	4,960	6,077
Income taxes recoverable	1,798	1,306

	523,541	563,541

Property, Plant and Equipment	109,551	110,512
Deferred Financing Charges	4,556	4,962
Goodwill	2,500	2,709
Future Income Tax Assets	10,350	10,698
Other Assets	2,347	3,172

	$ 652,845	$ 695,594

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 12,259	$ 21,141
Accounts payable and accrued liabilities	164,610	188,585
Current income taxes payable	1,629	2,487

	178,498	212,213
Long-Term Debt	199,851	212,602
Pensions and Benefits	9,713	9,590
Future Income Tax Liabilities	11,840	8,749

	399,902	443,154

Shareholders' Equity
Preferred shares	30,000	30,000
Shareholders' equity	222,943	222,440

	252,943	252,440

	$ 652,845	$ 695,594

On Behalf of the Board,
(signed) Carl R. Fiora	(signed) Arni C. Thorsteinson
Director	Director

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended March 31,
($000)	2003	2002

Segment Revenues
Service center distribution	$ 194,213	$ 178,512
Energy sector distribution	83,789	74,027
Steel import/export	87,669	72,076
Other	1,350	1,248

	$ 367,021	$ 325,863

Segment Operating Profits
Service center distribution	$ 6,072	$ 5,968
Energy sector distribution	4,167	3,978
Steel import/export	3,650	3,901
Other	(970)	(770)
Corporate expenses	(2,310)	(2,053)

Earnings before the following	10,609	11,024
Foreign exchange gain (loss)	348	(9)
Interest expense	(5,104)	(5,131)

Earnings before income taxes	5,853	5,884
Provision for income taxes	2,266	2,370

Net earnings for the period	3,587	3,514

Retained earnings --

Dividends on preferred shares	(563)	(563)

Earnings available to common shareholders	3,024	2,951
Dividends on common shares	(2,667)	-
Retained earnings, beginning of the period	105,858	100,461
Adjustment for goodwill impairment	-	(15,123)

Retained earnings, end of the period	$ 106,215	$ 88,289

Basic and diluted earnings per common share	$ 0.08	$ 0.08

Number of Shares
Common shares
Average for the period	38,080,041	37,981,501
End of the period	38,118,101	37,981,501
Class II preferred shares, Series C	1,200,000	1,200,000

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended March 31,
($000)	2003	2002

Operating activities
Net earnings for the period	$ 3,587	$ 3,514
Depreciation and amortization	3,616	3,865
Future income taxes	1,055	1,121
Loss on sale of fixed assets	15	122
Foreign exchange loss	-	9

Cash from operating activities before working capital	$ 8,273	$ 8,631

Changes in non-cash working capital items
Accounts receivable	(25,813)	(11,661)
Inventories	39,256	24,770
Accounts payable and accrued liabilities	(21,679)	12,289
Current income taxes	1,034	4
Other	1,117	440

Cash in non-cash working capital	(6,085)	25,842

Cash from operating activities	2,188	34,473

Financing activities
Increase in bank borrowing	(8,882)	-
Issue of common shares	212	-
Dividends on common shares	(2,667)	-
Dividends on preferred shares	(563)	(563)

Cash used in financing activities	(11,900)	(563)

Investing activities
Purchase of business	-	(4,387)
Purchase of fixed assets	(4,233)	(1,300)
Proceeds on sale of fixed assets	21	836
Other	(539)	252

Cash used in investing activities	(4,751)	(4,599)

Increase (decrease) in cash	(14,463)	29,311
Cash position, beginning of the period	25,068	17,151

Cash position, end of the period	$ 10,605	$ 46,462

Supplemental information:

Interest Paid (Received)	$ 216	$ (75)
Income Taxes Paid	$ 3,815	$ 1,207

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

1.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; however, they do not include all of the disclosure requirements for annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies disclosed in note 1 to the 2002 annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements including notes thereto.  These interim consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the periods reported.

2.	Economic Cycle

All three of the metals operating segments are significantly affected by economic cycles.  Revenues and operating profits in the energy sector are also affected by oil and gas drilling in western Canada, which is predominantly carried out during the period from October to March.  For these reasons, the results of operations for the periods shown are not necessarily indicative of the results for the full year.

3.	Interest Expense

	Quarters ended March 31,
($000)	2003	2002

Interest on long-term debt	$4,969	$5,194
Other interest expense (income)	135	(63)

Total interest	$5,104	$5,131

4.	Stock-based Compensation

During the quarter ended March 31, 2003, the Company issued 735,000 stock options (2002 - 534,000) at an exercise price of $5.20 (2002 - $3.75).  The assumptions used in the Black Scholes option-pricing model are not materially different from those disclosed in Note 11 to the 2002 annual consolidated financial statements.

Pro-forma net earnings and earnings per share under the fair value-based method of accounting for stock options are as follows:

	Quarters ended March 31,
($000, except per share data)	2003	2002

Net earnings	$3,414	$3,329
Basic earnings per share	$ 0.07	$ 0.07

5.	Subsequent Event

On April 15, 2003, the Company announced that it had reached an agreement with the controlling shareholders of Leroux Steel Inc. to extend an offer to purchase all the outstanding shares of Leroux Steel Inc. at a price of $6.30 per share.  At the option of the Leroux Steel Inc. shareholders, the $6.30 price can be satisfied by all cash or a combination of cash and common shares of the Company to a maximum of 3,612,672 common shares.  The aggregate value of the transaction, including net debt assumed, is approximately $185 million, which will be financed out of the Company's existing credit facility.